Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 18, 2023

Ms. Megan Miller
Ms. Ellie Quarles
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-274981
Miller Income Fund

Dear Ms. Miller and Ms. Quarles:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on October 23, 2023 and October 26, 2023, with respect to the Trust’s registration statement on Form N-14, which was filed on October 16, 2023 in connection with the upcoming reorganization of Patient Opportunity Trust, an existing series of Trust for Advised Portfolios (the “Target Fund”) into an identically named series of the Trust (the “Acquiring Fund”) (the “Reorganization”). The Acquiring Fund is being registered as a new shell series of the Trust in order to serve as the surviving fund in the Reorganization and will not commence a public offering until the completion of the Reorganization.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
The Trust undertakes to make the revisions presented in this correspondence in the definitive form of the N-14 to be filed pursuant to Rule 497(c) under the Securities Act of 1933.
Comments provided by Ms. Miller on October 23, 2023
Comment 1. Please confirm the expenses in the Fees and Expenses table are current, as required by Item 3 of Form N-14.
Response: The Trust confirms supplementally that the expenses in the Fees and Expenses table are current.
Comment 2. The Staff notes the information provided in the Capitalization table in the section entitled “Information about the Reorganization” is as of July 31, 2023. Please update this table to a date within 30 days of the definitive N-14 filing date or confirm in correspondence that there has been no material changes since July 31, 2023 that would impact the information provided in the table.
Response: The Trust responds by updating the information to be as of a date within 30 days of the definitive N-14 filing date.

Comment 3. Please explain in correspondence which service provider is absorbing the cost of the Reorganization.
Response: The Trust responds by stating that U.S. Bank Global Fund Services, the Fund’s administrator, is covering the costs of the Reorganization.
Comments provided by Ms. Quarles on October 26, 2023
Comment 1. Please note that the N-14 was submitted after 5:30 p.m. ET on October 13, 2023, and therefore was filed with the Commission on October 16, 2023. Please acknowledge that the 30-day period prior to effectiveness begins on October 16, 2023, and reflect the effective date accordingly.
Response: The Trust acknowledges that the 30-day period prior to effectiveness of the N-14 begins on October 16, 2023.
Comment 2. The Staff notes the fourth paragraph in the shareholder letter references the adoption of a 12b-1 plan for the Acquiring Fund. If the Acquiring Fund has already adopted a plan, please clarify that throughout the registration statement.
Response: The Trust responds by making the requested revision.
Comment 3: To the extent applicable, these comments are also applicable to the 485A filing by the Acquiring Fund. In addition, to the extent applicable, Staff comments on the 485A filing for the Acquiring Fund apply to disclosure in this Information Statement/Prospectus. Please ensure that the disclosure in the 485B for the Acquiring Fund and this Information Statement/Prospectus are consistent. If there are any material differences in the investment strategies or risks of the Acquiring Fund as reflected in the amended Information Statement/Prospectus or 485B filing as compared to the prospectus for the Target Fund, please discuss those differences in the amended Information Statement/Prospectus.
Response: The Trust responds by making the requested revisions.
Comment 4: With respect to the list of items incorporated by reference included on page ii of the Information Statement/Prospectus, we do not believe the prospectus and SAI of the Acquired Fund will meet the requirements of Rule 430 of the Securities Act of 1933 as of the date of the N-14. Therefore, the prospectus and SAI of the Acquired Fund may not be incorporated by reference. Please delete all references to the incorporation of these materials from the Information Statement/Prospectus and the SAI to the N-14, and make revisions to the SAI to the N-14 as applicable to include the information required by Form N-14.
Response: The Trust responds by making the requested revisions.
Comment 5. The Staff notes the disclosures provided under “Comparison of Investment Objectives, Strategies, Risks and Restrictions” in the Information Statement/Prospectus contains too much detail regarding the investment strategies, risks and restrictions of the Funds. Please revise to include a synopsis in the referenced section, as required by Items 3(b) and 3(c) of Form N-14, and move the more detailed disclosures to a location after the Fees and Expenses section of the Information Statement/Prospectus.
Response: The Trust responds by making the requested revisions.
Comment 6. Please revise the caption preceding the Fees and Expenses table to clarify that the information in the table also applies to the corresponding Acquiring Fund.
Response: The Trust responds by making the requested revision.
Comment 7. We note the last sentence of the disclosure related to the Adviser’s ability to request recoupment of previously waived fees and paid expenses under Management of the Fund may not be accurate if the Fund is operating under a fee wavier or expense limitation agreement at the time the recoupment is requested. Please delete or revise to clarify that the Fund’s requirement to pay expenses before the Adviser is entitled to recoupment is limited to the amount of any expense limitation in place at the time of the recoupment.
Response: The Trust responds by making the revision to clarify the disclosure as requested.
Comment 8. Please revise the caption preceding the Example to clarify that the information in the Example also applies to the corresponding Acquiring Fund.

Response: The Trust responds by making the requested revision.
Comment 9: We note two benchmark indexes have been presented in the average annual total returns table. Please clarify whether the BofA Merrill Lynch High Yield Master II Index is considered to be a broad based market index or if it is intended to be an additional index as permitted by Instruction 2(b) to Item 4(b)(2)(iii) of Form N-1A. If it is an additional index, please include the narrative explanation accompanying the table required by Instruction 2(b).
Response: The Trust responds by confirming supplementally that the Fund considers the BofA Merrill Lynch High Yield Master II Index to be a broad based market index. The reference to the index in the average annual total returns table has also been revised to reflect the correct name of the index, which is ICE BofA High Yield Index.
Comment 10: In the Management of the Fund - Investment Adviser section, if known, please update the aggregate fee paid to the Adviser by the Target Fund for the fiscal year ended 9/30/2023.
Response: The Trust responds by making the requested revision.
Comment 11: If accurate, in the Management of the Fund - Investment Adviser section, please disclose that the Adviser’s right to request recoupment of previously waived fees and/or reimbursed expenses of the Target Fund will survive the Reorganization.
Response: The Trust responds by making the requested revision.
Comment 12: In the Management of the Fund - Investment Adviser section, please clarify the disclosure relating to the discussion of the most recent board approval of the investment advisory agreements to ensure the correct annual or semi-annual report periods and dates are referenced.
Response: The Trust responds by making the requested revisions.
Comment 13. With respect to the disclosure under Board Considerations in the section entitled “Information about the Reorganization,” please revise the disclosure under the 9th bullet point to specify the potential conflicts of interest that were considered.
Response: The Trust responds by making the requested revision.
Comment 14. With respect to the disclosure under Board Considerations in the section entitled “Information about the Reorganization,” if applicable, please discuss whether the Target Fund’s Board considered alternatives to the Reorganization. Please also disclose any considerations adverse to the approval of the Reorganization.
Response: The Trust responds by noting that, as discussed in the specified section and in other locations in the document, the reason for the Reorganization is specific to the circumstances surrounding an unrelated series of Trust for Advised Portfolios. Therefore, unlike more typical reorganizations, the reasons a board may consider alternatives do not apply.
Comment 15. We note the description of the expense limitation arrangement in the seventh bullet point under Board Considerations does not appear to conform to the terms of the arrangement discussed in disclosures included earlier in the Information Statement/Prospectus. Please revise accordingly.
Response: The Trust responds by making the requested revision.
Comment 16. The Staff notes the information provided in the section entitled “Ownership of Securities of the Fund” is as of July 31, 2023. Please provide this information as of a date within 30 days of the filing of the definitive N-14.
Response: The Trust responds by updating the information to be as of a date within 30 days of the definitive N-14 filing date.
Comment 17. In the Financial Highlights in Appendix B, we note the figure shown for “Net assets, at the end of the period” in the 2023 semi-annual period ended March 31, 2023 for Class I shares is shown as “$56.7” but should be “$57,600.” Please revise to show the correct figure.
Response: The Trust responds by making the requested revision.

Comment 18: We note the tax opinion filed as an exhibit to the N-14 contains an incorrect reference to a “Proxy Statement/Prospectus” in the final paragraph before the signature block. Please file a corrected tax opinion as an exhibit to the N-14 in a POS EX filing.
Response: The Trust acknowledges the Staff’s comment and confirms that it will undertake to file the final tax opinion once the proposed reorganization is completed.

If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) or Scott Resnick (626-914-7372) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios